

February 27, 2012

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

> **Re: Chart Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-177280**

Dear Mr. Brady:

We have reviewed your responses to the comments in our letter dated December 19, 2011 and have the following additional comments.

General

1. We note that you intend to have your securities listed on Nasdaq. Please tell us how, and provide us with any documentation you have received from Nasdaq, your structure meets the Nasdaq listing standards. We note, in particular, that your structure permits you to utilize a significant percentage of the trust funds to make certain purchases of your securities prior to the initial business combination. Please explain how this satisfies the Nasdaq requirement that 90% of the gross proceeds must be deposited in a trust account. Please also provide us with the contact information of your Nasdaq listing qualification contact.

Prospectus Summary, page 1

General, page 2

2. We note your disclosure that the Nasdaq rules require your initial business combination to be with one or more target businesses that together have a fair market value equal to at least 80% of the trust account balance. Please advise whether your certificate of incorporation will also include such a requirement. If not, please revise throughout the prospectus to clarify that the 80% requirement is only due to the Nasdaq rules and if your securities are not listed on Nasdaq you will not be subject to this requirement.

The Offering, page 6

3. Please revise here and throughout your filing for consistency regarding which of the initial stockholders will forfeit their founder shares. In this regard, we note that footnote (1) on page 7 lists several initial stockholders whose founder shares are not subject to forfeiture and footnote (2) on page 7 notes that the founder shares are subject to forfeiture "on a pro-rata basis by our initial stockholders." Please also revise the footnotes to the Principal Stockholders table as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Liquidity and Capital Resources, page 70

4. We note your disclosure in the second paragraph of this section that your board of directors and initial stockholders has approved "a further amendment to the amended and restated certificate of incorporation to increase the number of our authorized shares of common stock to 100,000,000 upon the consummation of our initial business combination." Please advise as to whether this further amendment will be filed as an exhibit to the registration statement and how the board of directors and initial stockholders are able to approve such a further amendment to your certificate of incorporation that will increase the number of your authorized shares of common stock upon the consummation of your initial business combination.

Principal Stockholders, page 112

5. We note footnote 8 which states that Kendall Family Investments is the indirect holder of 2,995,000 shares. However, the table indicates that Kendal Family Investments has beneficial ownership of 1,487,500 shares. Please advise or revise for consistency.

Exhibit Index, page II-6

6. Please file Exhibits 10.2 and 10.9 as exhibits to your next amendment or advise.

7. Please revise the exhibits to conform to the changes made to the prospectus. We note, as examples, that Exhibit 10.8 still has the letter agreement commencing on the date your securities are quoted on the OTCBB and Section 2.3 of Exhibit 10.10 notes that the Subscriber will enter into the Insider Letter but the Insider Letter does not appear to be revised accordingly.

        You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

                                        Sincerely,

                                        /s/ Julie F. Rizzo

                                        Julie F. Rizzo
                                        Attorney-Advisor

cc: via E-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP